Exhibit 1.01
The TJX Companies, Inc.
Conflict Minerals Report for the reporting period
from January 1, 2023 to December 31, 2023
Introduction
Under the Securities Exchange Act of 1934, Rule 13p-1, and Form SD (collectively, the Rule), public companies are required to report certain information when they manufacture or contract to manufacture products where specified minerals, defined as conflict minerals, are determined to be necessary to the functionality or production of those products. These minerals, which also are often referred to as 3TG, are columbite-tantalite (coltan), cassiterite, and wolframite (including their derivatives, which for the purpose of the Rule are tin, tantalum, and tungsten), and gold. Companies are required to perform an assessment, referred to as a reasonable country of origin inquiry, or RCOI, to determine if the 3TG present in these products originated, or may have originated, in the region covered by the Rule, meaning the Democratic Republic of the Congo (referred to as the DRC) and the adjoining countries, consisting of Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (collectively with the DRC, the DRC Region). The Rule also provides that companies must perform due diligence on the source and chain of custody of 3TG that originated in the DRC Region and are not from recycled or scrap sources, or that the company has reason to believe may have originated in the DRC Region and may not be from recycled or scrap sources.
Overview
The TJX Companies, Inc. (TJX or the Company) is an off-price retailer of apparel and home fashions with more than 4,900 stores across three continents in nine countries, offering a rapidly changing assortment of merchandise. The Company’s strategies to acquire merchandise are intentionally flexible to allow the buying organization to react to frequently changing opportunities and trends in the market and to adjust how and what is acquired as well as when it is acquired.
Product Scoping; Reasonable Country of Origin Inquiry
Products acquired by TJX that TJX does not manufacture or “contract to manufacture” (as described in the Rule) are outside of the scope of the Rule and this Report. A portion of the products sold by TJX could be in scope, which, under the Rule and Securities and Exchange Commission guidance, depends on whether a product contains 3TG, the degree of influence exercised by TJX over the materials, parts, ingredients, or components included in the product and whether the 3TG is necessary to the functionality or production of the product. The portion of products sold by TJX that it believes could be considered to be in-scope under the Rule are referred to in this Report as In-scope Products. In part because of the geographic diversity and changing nature of TJX’s product mix, the In-scope Products reflect a changing variety of complicated supply chains of many different vendors, with a number of third parties typically between the original source of any raw materials, the manufacturer, and TJX. TJX does not own or control any smelters or mines and believes that it is at least several layers removed from the mining of any minerals from a specific mine and from any smelter or refiner providing minerals for In-scope Products.
For its RCOI, TJX used the management systems contemplated by Step One of the OECD Guidance (defined below) and the vendor engagement process contemplated by Step Two of the OECD Guidance. These steps and the related activities are further discussed below under “Description of Diligence Design and Diligence Performed.”

To determine whether any products might have been sourced from the DRC Region, TJX used the Conflict Minerals Reporting Template (referred to as the CMRT in this Report) developed by the Responsible Minerals Initiative, or RMI, to survey vendors that it believed potentially supplied In-scope Products (referred to in this Report as Covered Vendors) with questions about their 3TG use and supply chain. The Company generally assessed the responses according to a set of risk-based evaluation criteria established by the Company relating to the completeness and reliability of the responses. For example, the Company would consider a response to be incomplete and to require more information from the Covered Vendor if it indicated that it sourced only from outside the DRC Region but did not provide information about its smelters as support for that conclusion or did not provide sufficient information about its internal compliance program and diligence practices to support that conclusion.
The Company was unable to determine the origin of at least a portion of the necessary 3TG in its In-scope Products. It exercised due diligence, as described below.
Description of Diligence Design and Diligence Performed
TJX’s diligence framework was designed to materially conform to the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition), including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (the OECD Guidance). The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. The headings below conform to the headings used in the OECD Guidance for each of the five steps.
Establish strong company management systems
Executive leadership of our 3TG compliance program rests with our SVP, Chief Risk and Compliance Officer. TJX has established a conflict minerals steering committee (the Committee) including the SVP, Chief Risk and Compliance Officer; the SVP, Internal Audit; and VPs and other representatives from the compliance/risk and legal functions, to implement and oversee its 3TG compliance program. The Company also consulted with specialist outside counsel to advise it in connection with its compliance efforts and reporting.
The Committee has worked with leaders in various functions at the Company, including merchandising, compliance, legal, and internal audit, to review its diligence program and vendor training. Training has typically been done through specific outreach relating to the Company’s 3TG compliance program and as a topic integrated with the Company’s more general established training programs, which included compliance trainings conducted for certain vendors of the Company at various global locations (generally in-person).
The Company also has a conflict minerals policy which, among other things, sets forth TJX’s expectations that its vendors not knowingly source 3TGs in a way that would benefit armed forces in the DRC Region and that vendors cooperate in the diligence process, including by reaching out to their vendors, as necessary. TJX provides the policy to its vendors through a corporate vendor intranet and contractually requires vendors to adhere to the policy via its purchase order terms and conditions. TJX does not use its policy to embargo responsible sourcing of 3TGs from the DRC Region. The Company’s policy is available to the public on its website in the Additional Responsible Sourcing Practices section of the Responsible Sourcing page in the Responsible Business section of the TJX corporate website, TJX.com (https://www.tjx.com/corporate-responsibility/responsible-business/responsible-sourcing#additional). Information appearing on TJX.com is not a part of, and is not incorporated by reference into, this Conflict Minerals Report or the Form SD of which it is a part.
The website page on which the policy is posted includes a grievance mechanism relating to issues concerning 3TG, among others, indicating that concerns can be reported to the Company’s Chief Compliance Officer at complianceofficer@tjx.com. Compliance concerns can also be reported through the reporting mechanism in the TJX Global Code of Conduct. This mechanism includes contacting the Company’s Chief Compliance Officer at complianceofficer@tjx.com, using the established reporting helpline, or other contacts included in the Contacts and Reporting section of the Global Code of Conduct.
Additionally, TJX maintains a company-wide document retention policy, which extends to the documents accumulated in performing due diligence for this Report. The required retention period for such documents is at least five years.

Identify and assess risk in the supply chain
As discussed under “Product Scoping; Reasonable Country of Origin Inquiry,” TJX used a survey process to request supply chain information from the Covered Vendors to assess the sourcing of the 3TG in its In-scope Products. TJX used the CMRT and, if a Covered Vendor did not respond in a reasonable time, to the extent TJX deemed appropriate, it made one or more follow-up requests to work to obtain complete and reliable responses from the Covered Vendor. TJX also provided supplementary instructional materials to help Covered Vendors understand and complete the CMRT, as well as to understand the Company’s conflict minerals policy. As part of this process, TJX communicated its expectations that Covered Vendors cooperate with the Company’s compliance efforts and, as necessary, reach out to third parties within their own supply chains to collect relevant information.
TJX evaluated the information provided by each Covered Vendor determined to be in scope. If the other information provided was determined to be complete and reliable under the Company’s established protocol, TJX reviewed the Covered Vendor’s smelter and refiner information. TJX compared smelters and refiners identified in the Covered Vendors’ responses against lists of facilities certified as Conformant (as defined below) with the Responsible Minerals Assurance Process assessment protocols, or RMAP, to help determine if the identified facility was a smelter or refiner and to determine if the Covered Vendors’ 3TG minerals were sourced from mines that did not finance or benefit armed groups in the DRC Region. If the information provided by a Covered Vendor was determined to be incomplete or unreliable under the Company’s protocol, TJX considered the information insufficient for a reliable evaluation of that Covered Vendor’s 3TG supply chain.
Design and implement a strategy to respond to identified risks
Using the assessment protocol described above, TJX categorized the responses to identify Covered Vendors who provided responses that were deemed insufficient for a reliable analysis, including because they provided incomplete information. To mitigate sourcing risk, TJX engaged in the vendor communications and follow-up process described above. Committee members briefed representatives of TJX management, including members of its senior executive team, on its findings and risk assessment.
In addition, to the extent that identified smelters and refiners are not listed as Conformant, the Company seeks to exercise leverage over and encourage the smelters and refiners to become Conformant through its membership in the RMI. Among other things, the RMI conducts outreach to non-Conformant smelters and refiners. The Company also utilizes information provided by the RMI to its members to monitor smelter and refiner improvement.
Carry out independent third-party audits of supply chain due diligence at identified points in the supply chain
In connection with its due diligence, the Company utilized and relied on information made available by the RMI concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to determine whether smelters and refiners are Conformant. Due to its position in the supply chain, the Company does not directly audit smelters and refiners. However, it supports independent third-party audits through its continued membership in the RMI.
Report on supply chain due diligence
The Company prepared and filed a Form SD and this Report to publicly report the results of its supply chain due diligence, and it does so on an annual basis.
In-Scope Products and Results of Diligence
The Company determined that a portion of its products in apparel, including jewelry, and home fashions, could be considered to be In-Scope Products under the Rule. Through the RCOI and due diligence processes described above on the Company’s Covered Vendors, the Company compiled a list of validated smelters and refiners, meaning the smelter or refiner was included on the CMRT’s Smelter Look-up tab list. Information about those smelters and refiners, including those identified as Conformant, is summarized in the table below. Please see the notes that accompany the table for additional information concerning the data in the table.

Metal	Provided Validated Smelters and Refiners	Conformant Smelters and Refiners	% Conformant
Gold	80	67	84%

Tin	59	56	95%

Tungsten	27	24	89%

Tantalum	12	12	100%

TOTAL	178	159	89%

One of the smelter/refiners reported to us was listed as Active (<1% of total identified/validated). Eighteen, or approximately 11%, of the Conformant smelters and refiners may have sourced from the DRC or an adjoining country, based on information made available by the RMI to its members.

Most of the Covered Vendors reviewed in the diligence process reported their information at a company level rather than at a product level (meaning that they reported the smelters and refiners that processed the 3TG in all of their products, rather than solely those that processed the 3TG for specific products sold to the Company). It was not generally feasible for the Company to connect specific smelters and refiners that were used to process 3TG with specific In-scope Products.

The Company notes the following in connection with the foregoing information:
a.The smelters and refiners reflected above were identified by the Covered Vendors as potentially being part of the Company’s 2023 supply chain. However, not all of the included smelters and refiners may be part of the Company’s supply chain. In addition, the smelters and refiners reflected above may not be all of the smelters and refiners in its supply chain, as some Covered Vendors indicated that they were unable to identify all of the smelters and refiners used to process the necessary 3TG content contained in their products and not all of the Covered Vendors responded to the Company’s inquiries.
b.All compliance status information in the table is as of May 9, 2024.
c.“Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment protocol. Included smelters and refiners were not necessarily Conformant for all or part of 2023 and may not maintain that status in any future period. The RMI notes on its website that the operational impacts of COVID-19 have led to postponements of some RMAP assessments. The RMI website also notes that, due to the eligibility criteria for an RMAP assessment, smelters and refiners are sometimes removed from the Conformant list because they are no longer operational and not because they are non-conformant to the standard.
d.“Active” means that the smelter or refiner committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment. These may be in the pre-assessment, assessment, or corrective-action phases of the assessment.
e.The RMAP status indicated in the table is based on information published by the RMI, without independent verification by the Company.

Country of Origin Information
The countries of origin of the newly-mined 3TG processed by the Conformant smelters and refiners reflected in the table above are believed to have potentially included the countries listed below, as well as possibly other countries, based on information made available by the RMI to its members. The Company has not been able to reliably determine the possible country of origin of any of the other smelters or refiners reflected in the table. These may not be all of the countries from which the identified smelters and refiners have sourced, and the identified smelters and refiners may not have sourced from all of these countries.
Argentina
Australia
Austria
Azerbaijan
Benin
Bolivia
Botswana
Brazil
Burkina Faso
Burundi*
Cambodia
Canada
Chile
China
Colombia
Congo, Democratic Republic of the*
Côte d'Ivoire
Dominican Republic
Ecuador
Egypt
Ethiopia
Fiji
Finland
France
French Guiana
Georgia
Ghana
Guatemala
Guinea
Guyana
Honduras
Indonesia
Japan
Kazakhstan
Kenya
Korea, Republic of
Kyrgyzstan
Laos
Liberia
Madagascar
Malaysia
Mali
Mauritania
Mexico
Mongolia
Morocco
Mozambique
Myanmar
Namibia
New Zealand
Nicaragua
Niger
Nigeria
Oman
Panama
Papua New Guinea
Peru
Philippines
Portugal
Russia
Rwanda*
Saudi Arabia
Senegal
Serbia
Sierra Leone
South Africa
Spain
Sudan
Suriname
Sweden
Tanzania*
Thailand
Turkey
Uganda*
United Kingdom
United States of America
Uzbekistan
Vietnam
Zambia*
Zimbabwe
* Represents a DRC Region country.
Alternatively, or in addition, some of the Conformant smelters and refiners may have sourced from recycled or scrap sources.
Additional Risk Mitigation Efforts
In addition to the other steps that we took in respect of 2023 described in this Conflict Minerals Report, the Company expects to continue to refine its 3TG compliance program and enhance its due diligence measures for 2024 to further mitigate the risk that the 3TG in its covered products may support armed groups in the DRC Region. These steps include, among others:
•Continuing vendor compliance training, as earlier described in this Report, and considering returning to in-person trainings and continuing remote trainings as well;
•Working to further increase the response rate for the next reporting cycle;
•Engaging more directly with vendors to improve the quality of responses overall; and
•Continuing to remind vendors of the requirements under the Rule and the Company’s conflict minerals policy, including its expectations that all Covered Vendors cooperate with its diligence efforts.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Conflict Minerals Report contains “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks, uncertainties and potentially inaccurate assumptions. Such statements give the Company’s current expectations or forecasts of future events; they do not relate strictly to historical or current facts. TJX has generally identified such statements by using words indicative of the future such as “believe,” “could,” “expect,” “intend,” “may,” “potential,” and “would” or any variations of these words or other words with similar meanings. All statements that address activities, events or developments that TJX intends, expects or believes may occur in the future are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. These “forward-looking statements” may relate to such matters as the Company’s future actions and results and the outcome of diligence efforts.
The Company cannot guarantee that the results and other expectations expressed, anticipated or implied in any forward-looking statement will be realized. The risks set forth under Item 1A of the Form 10-K filed with the Securities and Exchange Commission on April 3, 2024 describe major risks to TJX’s business. A variety of factors including these risks could cause actual results and other expectations to differ materially from the anticipated results or other expectations expressed, anticipated or implied in the Company’s forward-looking statements. If known or unknown risks materialize, or if underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected in the forward-looking statements. You should bear this in mind as you consider forward-looking statements.
The Company’s forward-looking statements speak only as of the dates on which they are made, and the Company does not undertake any obligation to update any forward-looking statement, whether to reflect new information, future events or otherwise. You are advised, however, to consult any further disclosures TJX may make in future reports to the Securities and Exchange Commission, on the Company’s website, or otherwise.